"D"

Registration No. 56490

GOVERNMENT OF BERMUDA

Registrar of Companies

The Companies Act 1981

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF INCREASE OF SHARE CAPITAL

THIS IS TO CERTIFY that a Memorandum of Increase of Share Capital
of

HIMALAYA SHIPPING LTD.

was delivered to the Registrar of Companies on the **2nd day of July 2021** in accordance with section 45(3) of ***the Companies Act 1981*** (the "Act").

Kenneth Joaquin
Registrar of Companies
2nd day of July 2021

REGISTRAR OF COMPANIES
BERMUDA

Memorandum of Increase of Share Capital
The Companies Act 1981

HIMALAYA SHIPPING LTD. (56490)

Filing Date 02-Jul-2021 09:39:33

Shareholdings

Changed

Currency	USD - United States Dollar
Authorised share capital	10,000.00
Increase by	140,000,000.00
Authorised share capital as increased	140,010,000.00

Submitted By QUORUM LIMITED ORGANIZATION.
GABRIELLA CARBONERI
BERMUDA, THISTLE HSE, 4 BURNABY ST, HAMILTON, HM11